UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*



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Islands Bancorp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

464583  10  3
(CUSIP Number)

November 15, 2005; February 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ]Rule13d-l(b)
[  ]Rule l3d-l(c)
[ X]Rulel3d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Persons  who  respond   to  the  collection  of information   contained in
this  form  are not required to respond unless the form  displays  a currently
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    CUSIP No.  464583  10  3




1.   	Names of Reporting Persons.
       	William B. Gossett



2.    Check the Appropriate Box if a Member of a Group (See Instructions)

    	(a)   [    ]       (b)     [   ]



3.    SEC USE ONLY



4.    Citizenship or Place of Organization.

    	United States of America


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With:


5.  Sole Voting Power

		32,827


6.  Shared Voting Power

      	27,550


7.  Sole Dispositive Power

		32,827

8.  Shared Dispositive Power

     		27,550


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

		60,377

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)  [   ]

11.	Percent of Class Represented by Amount in Row (9)

		6.90%

12. 	Type of Reporting Person (See Instructions)

    		IN




Item 1.
(a)	Name of Issuer
		Islands Bancorp

(b)	Address of Issuer's Principal Executive Offices
		2348 Boundary Street
 		Beaufort, SC 29902

Item 2.

(a)	Name of Person Filing
		William B. Gossett

(b)	Address of Principal Business Office or, if none, Residence
		711 Ribaut Road
		Beaufort, SC 29902

(c)	Citizenship
		United States of America

(d)	Title of Class of Securities
		Common Stock

(e)	CUSIP Number
		464583 10 3

Item 3.  	If this statement is filed pursuant to ss240.13d-l(b) or 240.13d-2(b)
        or (c), check whether the person filing is a:

(a)	[  ]   Broker or dealer registered under section 15 of the Act (15
        U.S.C. 78o).

(b)	[   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[   ]  Insurance company as defined in section 3(a)(19) of the Act (15
        U.S.C. 78c).

(d)	[   ]  Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C 80a-8).

(e)	[   ]  An investment adviser in accordance with s240.13d-l(b)(l)(ii)(E);

(f)	[   ]  An employee benefit plan or endowment fund in accordance with
        s240.13d-l(b)(l)(ii)(F);

(g)	[   ]  A parent holding company or control person in accordance with
        s240.13d-l(b)(l)(ii)(G);

(h)   [   ]  A savings associations as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12  U.S.C. 1813);

(i)   [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

4(j)  [   ]	 Group, in accordance with s240.13d-l(b)(l)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned:
		60,377

(b)	Percent of class:
		6.90%

(c)	Number of shares as to which the person has:

	(i)   Sole power to vote or to direct the vote
			32,827

	(ii) 	Shared power to vote or to direct the vote
			27,550

	(iii) Sole power to dispose or to direct the disposition of
			32,827

	(iv) 	Shared power to dispose or to direct the disposition of
			27,550

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person
		Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
		Not Applicable

Item 8. Identification and Classification of Members of the Group
		Not Applicable

Item 9. Notice of Dissolution of Group
		Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				Date:   February 16, 2006

				By:  	/s/ William B. Gossett
					William B. Gossett